QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

INVESTOR CONTACT:
Judy Davies, VP, Investor Relations
+1 408-864-7549
judy.davies@verigy.com

Verigy Adds Steven W. Berglund to Board of Directors

        CUPERTINO, Calif.—Dec. 19, 2007—Verigy (NASDAQ: VRGY), a premier semiconductor test company, today announced that Steven W. Berglund, President and CEO of Trimble Navigation, has been appointed to its Board of Directors. Mr. Berglund will commence his service on January 1, 2008.

        "As Verigy enters the next phase of the company's evolution, we are adding additional strength to our already dynamic board, to guide the company forward," said Keith Barnes, Verigy chairman, chief executive officer, and president. "Steve's broad experience and operations expertise will make him a valued addition to our board."

        "Verigy is at a very pivotal point in the company's growth," said Berglund. "I am glad to be working with Keith and the rest of the board to help steer this remarkable organization."

        Mr. Berglund joined Trimble Navigation as President and CEO in March 1999, and has diverse industry experience, including engineering, manufacturing, finance, and global operations. Prior to joining Trimble, he was president of Spectra Precision, a unit of Spectra-Physics AB, and a pioneer in the development of laser systems. He spent 14 years at Spectra, in several senior leadership positions. In the early 1980s, Berglund spent a number of years at Varian Associates in Palo Alto, Calif., where he held roles in planning and manufacturing. He began his career as a process engineer at Eastman Kodak in Rochester, N.Y. He attended the University of Oslo and the University of Minnesota, where he received a BS in chemical engineering in 1974. He later received his MBA from the University of Rochester in 1977.

About Verigy

        Verigy designs, develops, manufactures, sells and services advanced test systems and solutions for the memory and system-on-chip segments of the semiconductor industry. Verigy's scalable platform systems are used by leading semiconductor companies worldwide in design validation, characterization, and high volume manufacturing test. Formerly part of Agilent Technologies, the company began doing business as Verigy on June 1, 2006, and completed its initial public offering on June 13, 2006. Information about Verigy can be found at www.verigy.com.

# # #

QuickLinks

  Exhibit 99.1